Exhibit 99.2

SILVERCORP METALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months periods ended June 30, 2014 and 2013
(Expressed in thousands of US dollars, unless otherwise stated)
(Unaudited)

SILVERCORP METALS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited) (Expressed in thousands of U.S. dollars)

	Notes	As at June 30, 2014	As at March 31, 2014
ASSETS
Current Assets
Cash and cash equivalents	20	$68,813	$60,614
Short-term investments		11,422	12,864
Trade and other receivables		3,588	4,004
Inventories	3	5,433	5,362
Due from related parties	11	70	68
Prepaids and deposits		7,081	6,165
		96,407	89,077

Non-current Assets
Long-term prepaids and deposits		3,606	4,000
Investment in an associate	4	3,712	3,715
Other investments	5	1,590	2,393
Plant and equipment	6	101,441	101,876
Mineral rights and properties	7	274,095	266,258
TOTAL ASSETS		$480,851	$467,319

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$28,155	$23,802
Deposits received		7,805	7,031
Dividends payable		800	773
Income tax payable		2,106	515
Due to related parties	11	286	281
		39,152	32,402
Non-current Liabilities
Deferred income tax liabilities		17,380	16,536
Environmental rehabilitation		5,868	5,819
Total Liabilities		62,400	54,757

Equity
Share capital	8	233,513	233,513
Share option reserve		10,843	10,492
Reserves		25,409	25,409
Accumulated other comprehensive loss	9	(18,560)	(20,141)
Retained earnings		102,937	100,993
Total equity attributable to the equity holders of the Company		354,142	350,266

Non-controlling interests	10	64,309	62,296
Total Equity		418,451	412,562

TOTAL LIABILITIES AND EQUITY		$480,851	$467,319
Commitments and contingencies	19

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Income
(Unaudited) (Expressed in thousands of U.S. dollars, except for per share figures)

		Three Months Ended June 30,
	Notes	2014	2013

Sales	18(c)	$30,616	$39,835
Cost of sales	12	14,963	22,482
Gross profit		15,653	17,353

General and administrative	13	4,768	7,501
General exploration and property investigation		909	1,048
Other taxes		672	595
Foreign exchange loss (gain)		1,125	(1,881)
Loss on disposal of plant and equipment		-	28
Share of loss in associate	4	132	14
Loss on investments	5	15	574
Other income		(156)	(115)
Income from operations		8,188	9,589

Finance income	14	164	928
Finance costs	14	(32)	(33)
Income before income taxes		8,320	10,484

Income tax expense	15	3,685	4,000
Net income		$4,635	$6,484

Attributable to:
Equity holders of the Company		$2,744	$4,562
Non-controlling interests	10	1,891	1,922
		$4,635	$6,484

Earnings per share attributable to the equity holders of the Company
Basic earnings per share		$0.02	$0.03
Diluted earnings per share		$0.02	$0.03
Weighted Average Number of Shares Outstanding - Basic		170,883,808	170,781,058
Weighted Average Number of Shares Outstanding - Diluted		170,883,808	170,839,083

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Comprehensive Income
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended June 30,
	Notes	2014	2013

Net income		$4,635	$6,484
Other comprehensive income (loss), net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		2,556	2,506
Items that will not subsequently be reclassified to net income or loss:
Unrealized loss on equity investments designated as FVTOCI, net of tax of $nil	5	(853)	(3,062)
Other comprehensive income (loss), net of taxes		$1,703	$(556)
Attributable to:
Equity holders of the Company		$1,581	$(1,474)
Non-controlling interests	10	122	918
		$1,703	$(556)
Total comprehensive income, net of taxes		$6,338	$5,928

Attributable to:
Equity holders of the Company		$4,325	$3,088
Non-controlling interests		2,013	2,840
		$6,338	$5,928

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended June 30,
	Notes	2014	2013
Cash provided by
Operating activities
Net (loss) income		$4,635	$6,484
Add (deduct) items not affecting cash:
Unwinding of discount of environmental rehabilitation		32	33
Depreciation, amortization and depletion		3,423	3,932
Share of loss in associate		132	14
Income tax expense (recovery)		3,685	4,000
Loss on investments		15	574
Loss on disposal of plant and equipment		-	28
Share-based compensation		351	715
Income taxes paid		(1,296)	(3,349)
Changes in non-cash operating working capital	20	2,849	5,261
Net cash provided by operating activities		13,826	17,692

Investing activities
Mineral rights and properties
Capital expenditures		(6,305)	(13,643)
Plant and equipment
Additions		(1,578)	(5,553)
Net redemptions of short-term investments		1,731	24,991
Proceeds on sale of a subsidiary (net of cash disposed, $4)		-	1,630
Net cash provided by (used in) investing activities		(6,152)	7,425

Financing activities
Related parties
Payments made		-	(1,207)
Cash dividends distributed		(775)	(4,160)
Net cash used in financing activities		(775)	(5,367)
Effect of exchange rate changes on cash and cash equivalents		1,300	(400)

Increase in cash and cash equivalents		8,199	19,350

Cash and cash equivalents, beginning of the period		60,614	72,283
Cash and cash equivalents included in assets held for sale		-	(52)
Cash and cash equivalents, end of the period		$68,813	$91,581
Supplementary cash flow information	20

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital
	Notes	Number of shares	Amount	Share option reserve	Reserves	Accumulated other comprehensive income (loss)	Retained earnings	Total equity attributable to the equity holders of the Company	Non- controlling interests	Total equity
Balance, April 1, 2013		170,781,058	$233,082	$8,314	$24,717	$(1,495)	$155,817	$420,435	$77,668	$498,103
Share-based compensation		-	-	715	-	-	-	715	-	715
Dividends declared		-	-	-	-	-	(4,173)	(4,173)	-	(4,173)
Comprehensive income (loss)		-	-	-	-	(1,474)	4,562	3,088	2,840	5,928
Balance, June 30, 2013		170,781,058	$233,082	$9,029	$24,717	$(2,969)	$156,206	$420,065	$80,508	$500,573
Options exercised		102,750	431	(144)	-	-	-	287	-	287
Share-based compensation		-	-	1,607	-	-	-	1,607	-	1,607
Dividends declared		-	-	-	-	-	(8,942)	(8,942)	-	(8,942)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(6,521)	(6,521)
Disposition of non-controlling interests upon sale of a subsidiary		-	-	-	-	-	-	-	(1,723)	(1,723)
Contribution to reserves		-	-	-	692	-	(692)	-	-	-
Cumulative translation adjustment realized upon sale of a subsidiary		-	-	-	-	(289)	-	(289)	-	(289)
Comprehensive loss		-	-	-	-	(16,883)	(45,579)	(62,462)	(9,968)	(72,430)
Balance, March 31, 2014		170,883,808	$233,513	$10,492	$25,409	$(20,141)	$100,993	$350,266	$62,296	$412,562
Share-based compensation	8(b)	-	-	351	-	-	-	351	-	351
Dividends declared	8(c)	-	-	-	-	-	(800)	(800)	-	(800)
Comprehensive income		-	-	-	-	1,581	2,744	4,325	2,013	6,338
Balance, June 30, 2014		170,883,808	$233,513	$10,843	$25,409	$(18,560)	$102,937	$354,142	$64,309	$418,451

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2014 and for three months ended June 30, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties. The Company’s producing mines and other current exploration and development projects are in China.

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

The head office, registered address and records office of the Company are located at 200 Granville Street, Suite 1378, Vancouver, British Columbia, Canada, V6C 1S4.

The condensed consolidated interim financial statements of the Company, as at and for the three months ended June 30, 2014, were authorized for issue in accordance with a resolution of the Board of Directors dated on August 13, 2014.

Operating results for the three months ended June 30, 2014, are not necessarily indicative of the results that may be expected for the year ending March 31, 2015.

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Place of	June 30,	March 31,	Mineral
Name of subsidiaries	Principal activity	incorporation	2014	2014	properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%
0875786 B.C. LTD.	Mining	Canada	100%	100%
Fortune Mining Limited	Holding company	BVI (i)	100%	100%	RZY
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	Barbados	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
Henan Huawei Mining Co. Ltd. ("Henan Huawei")	Mining	China	80%	80%	HPG, LM
Henan Found Mining Co. Ltd. ("Henan Found")	Mining	China	77.5%	77.5%	Ying, TLP
Songxian Gold Mining Co., Ltd. ("SX Gold")	Mining	China	77.5%	77.5%	XHP
Xinshao Yunxiang Mining Co., Ltd. ("Yunxiang")	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. (Guangdong Found")	Mining	China	95%	95%	GC
(i) British Virgin Island ("BVI")

Details of the Company’s associate are as follows:

			Proportion of ownership interest held
		Place of	June 30,	March 31,
Name of associate	Principal activity	incorporation	2014	2014
New Pacific Metals Corp. ("NUX")	Mining	Canada	16.1%	16.1%

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2014 and for three months ended June 30, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34 – Interim Financial Reporting (“IAS 34”) in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2014. These condensed consolidated interim financial statements follow the same significant accounting policies set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2014, except for the policies set forth in note 2(b).

(b)Adoption of new accounting standards

IFRIC 21 – Levies, an interpretation of IAS 37 was issued by the IASB in May 2013 and provides interpretation on when to recognize a liability for a levy imposed by a government and clarifies the criteria for the recognition of a liability. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The adoption of this standard had no impact on the Company.

(c) Accounting standards issued but not yet in effective

IFRS 15 – Revenue from contracts with customers, the final standard on revenue from contacts with customers was issued on May 28, 2014 and is effective for annual reporting periods beginning after December 15, 2016 for public entities with early adoption not permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing impact of this standard.

3.	INVENTORIES

Inventories consist of the following:

	June 30, 2014	March 31, 2014
Direct smelting ore and stockpile ore	$795	$336
Concentrate inventory	708	773
Total stockpile and concentrate	1,503	1,109
Material and supplies	3,930	4,253
	$5,433	$5,362

The amount of inventories recognized as expense during the three months ended June 30, 2014 and 2013 was equivalent to the cost of sales.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2014 and for three months ended June 30, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	INVESTMENT IN AN ASSOCIATE

New Pacific Metals Corp. (“NUX”) is a Canadian public company listed on the TSX (symbol: NUX). NUX is a related party of the Company by way of two common directors and officers.

As at June 30, 2014, the Company owned 10,806,300 common shares (March 31, 2014 – 10,806,300) of NUX, representing an ownership interest of 16.1% (March 31, 2014 – 16.1%).

The Company accounts for its investment in NUX common shares using the equity method since it is able to exercise significant influence over the financial and operating policies of NUX. The summary of the investment in NUX common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUX's
	Number of		common shares per
	shares	Amount	quoted market price
Balance, April 1, 2013	10,806,300	$6,523	$6,703
Share of loss		(87)
Impairment		(2,304)
Foreign exchange impact		(417)
Balance, March 31, 2014	10,806,300	$3,715	$3,715
Share of loss		(132)
Foreign exchange impact		129
Balance, June 30, 2014	10,806,300	$3,712	$3,037

5.	OTHER INVESTMENTS

		June 30, 2014	March 31, 2014
Equity investments designated as FVTOCI
Publicly-traded companies	(a)	$1,590	$2,377
Yongning Smelting Co. Ltd.	(b)	-	-
Jinduicheng Xise (Canada) Co. Ltd.	(c)	-	-
Warrants	(a)	-	16
		$1,590	$2,393

(a) Investments in publicly-traded companies with no significant influence

Investments in publicly-traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. These equity interests are for long-term investment purposes and consist of common shares and warrants.

Common shares are designated as fair value through other comprehensive income (“FVTOCI”) and are measured at fair value on initial recognition and subsequent measurement. As of June 30, 2014, none of

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2014 and for three months ended June 30, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

the shares held by the Company represented more than 10% of the respective outstanding shares of investees.

Warrants, by their nature, meet the definition of derivatives and are classified as fair value through profit and loss (“FVTPL”). The fair value of the warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end. For the three months ended June 30, 2014, fair value changes in the amount of $15 were recorded in loss on investments (for three months ended June 30, 2013 – loss of $574).

Common shares:

	Fair value	Accumulated mark-to-market loss included in OCI
April 1, 2013	$5,236	$(2,403)
Unrealized loss on equity investments designated as FVTOCI	(2,554)	(2,554)
Impact of foreign currency translation	(305)	-
March 31, 2014	$2,377	$(4,957)
Unrealized loss on equity investments designated as FVTOCI	(853)	(853)
Impact of foreign currency translation	66	-
June 30, 2014	$1,590	$(5,810)

Warrants:

	Fair value	Accumulated mark-to-market loss included in net income
April 1, 2013	$627	$(935)
Loss on investments	(589)	(589)
Impact of foreign currency translation	(22)	-
March 31, 2014	$16	$(1,524)
Loss on investments	(15)	(15)
Impact of foreign currency translation	(1)	-
June 30, 2014	$-	$(1,539)

(b) Luoyang Yongning Smelting Co. Ltd. (“Yongning Smelting”)

Yongning Smelting is a private company based in China. The Company invested in Yongning Smelting through its subsidiary Henan Found. As at June 30, 2014, the Company’s total investment in Yongning Smelting represented 15% (March 31, 2014 – 15%) of Yongning Smelting’s total equity interest. The fair value of the investment as at June 30, 2014 was determined to be $nil (March 31, 2014 - $nil), using a market based approach taking into consideration Yongning Smelting’s operational data and its financial position. The investment in Yongning is for long-term investment purposes and consists of common shares of Yongning.

(c) Jinduicheng Xise (Canada) Co. Ltd. (“Jinduicheng”)

Jinduicheng is a private mining company based in Canada. The Company invested in Jinduicheng through a private placement. As at June 30, 2014, the Company’s total investment in Jinduicheng represents 6% (March 31, 2014 - 6%) of Jinduicheng’s total equity interest. The fair value of the investment as at June 30, 9

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2014 and for three months ended June 30, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

2014 was determined to be $nil (March 31, 2014 - $nil), using a market based approach taking into consideration of Jinduicheng’s mineral reserve and resource data and its financial position. The investment in Jinduicheng is for long-term investment purposes and consists of common shares of Jinduicheng.

6.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land use
	rights and	Office		Motor	Construction
Cost	building	equipment	Machinery	vehicles	in progress	Total
Balance as at April 1, 2013	$56,006	$5,289	$20,013	$6,859	$33,846	$122,013
Additions	1,018	1,421	2,593	815	6,091	11,938
Disposals	(5,594)	(364)	(1,191)	(499)	(64)	(7,712)
Reclassification of asset groups	29,498	38	4,392	2	(33,930)	-
Impact of foreign currency translation	(591)	(117)	(107)	(14)	442	(387)
Balance as at March 31, 2014	$80,337	$6,267	$25,700	$7,163	$6,385	$125,852
Additions	120	71	303	40	959	1,493
Disposals	-	(3)	-	-	-	(3)
Impact of foreign currency translation	190	48	56	15	18	327
Ending balance as at June 30, 2014	$80,647	$6,383	$26,059	$7,218	$7,362	$127,669

Accumulated depreciation and amortization
Balance as at April 1, 2013	$(7,119)	$(2,206)	$(6,458)	$(2,713)	$-	$(18,496)
Disposals	561	233	388	380	-	1,562
Depreciation and amortization	(2,818)	(1,127)	(2,104)	(1,151)	-	(7,200)
Impact of foreign currency translation	76	27	38	17	-	158
Balance as at March 31, 2014	$(9,300)	$(3,073)	$(8,136)	$(3,467)	$-	$(23,976)
Disposals	-	3	-	-	-	3
Depreciation and amortization	(1,020)	(244)	(605)	(283)	-	(2,152)
Impact of foreign currency translation	(39)	(34)	(21)	(9)	-	(103)
Ending balance as at June 30, 2014	$(10,359)	$(3,348)	$(8,762)	$(3,759)	$-	$(26,228)

Carrying amounts
Balance as at March 31, 2014	$71,037	$3,194	$17,564	$3,696	$6,385	$101,876
Balance as at June 30, 2014	$70,288	$3,035	$17,297	$3,459	$7,362	$101,441

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2014 and for three months ended June 30, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

Cost	Ying	TLP	HPG	LM	BYP	GC	XBG	XHP	RZY	Silvertip	Total
Balance as at April 1, 2013	$84,426	$19,778	$9,794	$19,994	$62,889	$93,959	$13,491	$19,909	$229	$28,664	$353,133
Capitalized expenditures	15,170	3,391	3,711	8,130	1,480	15,899	363	1,838	-	930	50,912
Environmental rehabiliation	(1)	(25)	(52)	(1)	(27)	(24)	-	(15)	-	-	(145)
Impairment loss	-	-	-	-	(49,606)	-	(1,554)	-	-	(15,413)	(66,573)
Disposition of mineral property	-	-	-	-	-	-	(12,500)	-	-	(13,530)	(26,030)
Foreign currecy translation impact	(317)	(58)	(61)	(134)	581	(364)	200	(38)	(19)	(651)	(861)
Balance as at March 31, 2014	$99,278	$23,086	$13,392	$27,989	$15,317	$109,470	$-	$21,694	$210	$-	$310,436
Capitalized expenditures	4,117	788	1,079	2,068	255	424	-	678	-	-	9,409
Foreign currecy translation impact	258	53	33	69	34	282	-	51	7	-	787
Ending balance as at June 30, 2014	$103,653	$23,927	$14,504	$30,126	$15,606	$110,176	$-	$22,423	$217	$-	$320,632

Accumulated depletion
Balance as at April 1, 2013	$(23,296)	$(1,926)	$(2,258)	$(2,770)	$(5,996)	$-	$-	$(209)	$-	$-	$(36,455)
Depletion	(3,294)	(901)	(765)	(768)	(1,796)	-	-	(332)	-	-	(7,856)
Foreign currecy translation impact	57	15	13	13	30	-	-	5	-	-	133
Balance as at March 31, 2014	$(26,533)	$(2,812)	$(3,010)	$(3,525)	$(7,762)	$-	$-	$(536)	$-	$-	$(44,178)
Depletion	(1,200)	(282)	(277)	(237)	(254)	-	-	(4)	-	-	(2,254)
Foreign currecy translation impact	(62)	(7)	(8)	(9)	(18)	-	-	(1)	-	-	(105)
Ending balance as at June 30, 2014	$(27,795)	$(3,101)	$(3,295)	$(3,771)	$(8,034)	$-	$-	$(541)	$-	$-	$(46,537)

Carrying amounts
Balance as at March 31, 2013	$72,745	$20,274	$10,382	$24,464	$7,555	$109,470	$-	$21,158	$210	$-	$266,258
Balance as at June 30, 2014	$75,858	$20,826	$11,209	$26,355	$7,572	$110,176	$-	$21,882	$217	$-	$274,095

The Company’s mining permit for the Ying mine will expire in September 2014. As of June 30, 2014, the Company has completed and filed all the required documents to renew this mining permit. Among the documents completed and filed with the Department of Land and Resources of Henan Province (“Henan DOLAR”) was a Chinese government qualified Mineral Resource and Reserve Report (“2013 Mineral Reserve Report”). The 2013 Mineral Reserve Report updates the mineral resources and reserves estimates included in the mineral veins and blocks defined by the 2005 Mineral Reserve report which was filed when the Company initially applied for the mining permit for the Ying mine in 2006 (“2005 Mineral Reserve Report”). The 2013 Mineral Reserve Report also includes extensive resource and reserve discoveries made up to December 31, 2012 in mineral veins and blocks not defined by the 2005 Mineral Reserve report. Chinese regulations require a mineral right fee be paid if more resources and reserves (utilized or mined-out plus remaining) are estimated in 2013 Mineral Reserve Report than in the 2005 Mineral Reserve Report. The 2013 Mineral Reserve Report contain a significant increase in resources and reserves compared to the 2005 Mineral Reserve Report estimate, substantial mineral right fees are expected when the permit is renewed in September 2014. A mineral right fee valuation report for the Ying mine, based on the 2013 Mineral Reserve Report is being prepared by a qualified and independent mineral right valuation firm. At this time the potential fee is unknown and no amount have been accrued.

8.	SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value. All shares issued as at June 30, 2014 were fully paid.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2014 and for three months ended June 30, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) Stock options

The Company has a stock option plan which allows for the maximum number of common shares to be reserved for issuance on the exercise of options granted under the stock option plan to be a rolling 10% of the issued and outstanding common shares from time to time. The maximum exercise period may not exceed 10 years from the date of the grant of the options to employees, officers, and consultants. The following is a summary of option transactions:

		Weighted average
	Number of	exercise price per
	shares	share CAD$
Balance, April 1, 2013	4,503,969	$6.58
Options granted	1,253,500	3.23
Options exercised	(102,750)	2.89
Options forfeited	(364,312)	6.07
Options expired	(222,500)	6.16
Balance, March 31, 2014	5,067,907	$5.88
Options granted	822,000	1.75
Options forfeited	(322,000)	5.73
Options expired	(480,001)	2.65
Balance, June 30, 2014	5,087,906	$5.53

During the three months ended June 30, 2014, a total of 822,000 options with a life of five years was granted to directors, officers, and employees at an exercise price of CAD$1.75 per share subject to a vesting schedule over a four-year term with 6.25% options vesting every three months from the date of grant.

The fair value of stock options granted during the three months ended June 30, 2014 and 2013 were calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three Months ended June 30,
	2014	2013
Risk free interest rate	1.21%	1.21%
Expected life of option in years	3.12 years	3.12 years
Expected volatility	54%	57%
Expected dividend yield	1.14%	3.1%
Estimated forfeiture rate	11%	10%
Weighted average share price at date of grant	$1.75	$3.25

The weighted average grant date fair value of options granted during the three months ended June 30, 2014 was CAD$0.61 (for three months ended June 30, 2013 - CAD$1.07). Volatility was determined based on the historical volatility of the Company’s shares over the estimated life of stock options. For the three months ended June 30, 2014, a total of $351 (for three months ended June 30, 2013 - $715) in share-based compensation expense was recognized and included in the general and administrative expenses in the consolidated statements of income.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2014 and for three months ended June 30, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes information about stock options outstanding at June 30, 2014:

	Number of options	Weighted average	Weighted average	Number of options	Weighted average
Exercise price	outstanding at	remaining contractual	exercise price in	exercisable at June	exercise price in
in CAD$	June 30, 2014	life (Years)	CAD$	30, 2014	CAD$
$1.75	822,000	4.91	$1.75	-	$-
$2.98	340,500	4.56	$2.98	21,284	$2.98
$3.25	333,500	3.92	$3.25	83,375	$3.25
$3.41	418,500	4.20	$3.41	78,475	$3.41
$3.91	324,500	3.69	$3.91	101,410	$3.91
$5.35	330,000	3.11	$5.35	144,382	$5.35
$5.40	328,500	3.43	$5.40	123,190	$5.40
$6.53	259,000	2.97	$6.53	129,500	$6.53
$6.69	414,000	2.68	$6.69	232,881	$6.69
$7.00	263,000	0.52	$7.00	263,000	$7.00
$7.27	262,500	2.40	$7.27	164,065	$7.27
$7.40	141,000	0.80	$7.40	141,000	$7.40
$8.23	269,125	1.26	$8.23	235,252	$8.23
$9.20	220,500	1.93	$9.20	151,598	$9.20
$12.16	189,781	1.51	$12.16	154,160	$12.16
$14.96	171,500	1.77	$14.96	128,626	$14.96
$1.75 - 14.96	5,087,906	3.17	$5.53	2,152,198	$7.46

(c) Cash dividends declared and distributed

During the three months ended June 30, 2014, dividends of $800 (for three months ended June 30, 2013 - $4,173) were declared, which was a cash dividend of $0.005 per share (for three months ended June 30, 2013 - $0.025 per share).

9.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	June 30, 2014	March 31, 2014
Change in fair value on equity investments designated as FVTOCI	$(37,462)	$(36,609)
Currency translation adjustment	18,902	16,468
Balance, end of the period	$(18,560)	$(20,141)

The unrealized (loss) gain on equity investments designated as FVTOCI and on currency translation adjustment are net of tax of $nil for all periods presented.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2014 and for three months ended June 30, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

			Henan		Guangdong
	Henan Found	ZX/CX	Huawei	Yunxiang	Found	SX Gold	Total
Balance, April 1, 2013	$43,747	$5,045	$5,477	$16,074	$2,230	$5,095	$77,668
Share of net income (loss)	4,986	(33)	961	5	(83)	(1,434)	4,402
Share of impairment loss	-	(470)	-	(11,271)	-	-	(11,741)
Share of other comprehensive income (loss)	112	-	3	124	1	(29)	211
Distributions	(5,537)	-	(984)	-	-	-	(6,521)
Disposition upon sale of a subsidiary	2,819	(4,542)	-	-	-	-	(1,723)
Balance, March 31, 2014	$46,127	$-	$5,457	$4,932	$2,148	$3,632	$62,296
Share of net income (loss)	1,583	-	151	271	(34)	(80)	1,891
Share of other comprehensive income (loss)	94	-	13	10	9	(4)	122
Balance, June 30, 2014	$47,804	$-	$5,621	$5,213	$2,123	$3,548	$64,309

As at June 30, 2014, non-controlling interests in Henan Found, Henan Huawei, Yunxiang, Guangdong Found and SX Gold were 22.5%, 20%, 30%, 5% and 22.5%, respectively.

11.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

Due from related parties	June 30, 2014	March 31, 2014
NUX (a)	$45	$48
Henan Non-ferrous Geology Bureau (b)	25	20
	$70	$68

Due to related parties	June 30, 2014	March 31, 2014
Parkside Management Ltd. (f)	$286	$281

(a)

According to a services and administrative costs reallocation agreement between the Company and NUX, the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three months ended June 30, 2014, the Company recovered $57 (for three months ended June 30, 2013 - $111) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)	Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found.

(c)

For the three months ended June 30, 2014, the Company paid $nil (for three months ended June 30, 2013 - $102) consulting fees to McBrighton Consulting Ltd., a private consulting services company controlled by a director of the Company.

(d)

For the three months ended June 30, 2014, the Company paid $126 (for three months ended June 30, 2013 - $nil) consulting fees to Greensea Management Ltd., a private consulting services company controlled by a director of the Company.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2014 and for three months ended June 30, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

(e)

For the three months ended June 30, 2014, the Company paid $nil (for three months ended June 30, 2013 - $102) consulting fees to R. Feng Consulting Ltd., a private consulting services company controlled by a director of the Company.

(f)

For the three months ended June 30, 2014, the Company paid and accrued $187 (for three months ended June 30, 2013 - $58) consulting fees to Parkside Management Limited, a private consulting services company controlled by a director of the Company.

(g)

The Company rents a Beijing office from a relative of a director and officer of the Company for $12 (RMB 74,712) per month. For the three months ended June 30, 2014, total rents were $36 (for three months ended June 30, 2013 - $36).

(h)	Henan Xinhui Mining Co., Ltd. (“Henan Xinhui”) is a 20% equity interest holder of Henan Huawei.

(i)	GRT Mining Investment (Beijing) Co., Ltd. (“GRT”), a private company controlled by a relative of a director and officer, is a 5% equity interest holder of Guangdong Found.

Transactions with related parties are made on normal commercial terms and are considered to be at arm’s length. The balances with related parties are unsecured, non-interest bearing, and due on demand.

12.	COST OF SALES

Cost of sales consists of:

	Three months ended June 30,
	2014	2013
Direct mining and milling cost	$11,881	$18,904
Depreciation, amortization and depletion	3,082	3,578
Cost of sales	$14,963	$22,482

13.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Three months ended June 30,
General and administrative	2014	2013
Office and administrative expenses	$1,886	$3,191
Amortization and depreciation	341	354
Salaries and benefits	1,490	2,244
Share-based compensation	351	715
Professional fees	700	997
	$4,768	$7,501

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2014 and for three months ended June 30, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

14.	FINANCE ITEMS

Finance items consist of:

	Three months ended June 30,
Finance income	2014	2013
Interest income	$164	$928

	Three months ended June 30,
Finance costs	2014	2013
Unwinding of discount of environmental rehabilitation provision	$32	$33

15.	INCOME TAX

The significant components of income tax expense recognized in the statements of income are as follows:

	Three months ended June 30,
Income tax expense	2014	2013
Current	$2,880	$2,063
Deferred	805	1,937
	$3,685	$4,000

16.	CAPITAL DISCLOSURES

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through profitable operations and issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

17.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2014 and for three months ended June 30, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy at June 30, 2014 that are not otherwise disclosed. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of June 30, 2014 and March 31, 2014, the Company did not have financial liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$68,813	$-	$-	$68,813
Common shares of publicly traded companies	1,590	-	-	1,590
Yongning Smelting Co. Ltd.(1)	-	-	-	-
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-
Warrants	-	-	-	-
(1) Level 3 financial instrument

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as of June 30, 2014 and March 31, 2014, respectively.

Reconciliation of level 3 fair value measurement of financial assets is as follows:

	Fair value through other comprehensive income
	Yongning Smelting	Jinduicheng	Total
Balance at April 1, 2013	$9,653	$-	$9,653
Other comprehensive loss arising on revaluation	(9,651)	-	(9,651)
Foreign exchange impact	(2)	-	(2)
Balance at March 31, 2014	$-	$-	$-
Balance at June 30, 2014	$-	$-	$-

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2014 and for three months ended June 30, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	June 30, 2014	March 31, 2014
	Within a year
Accounts payable and accrued liabilities	$28,155	$23,802
Dividends payable	800	773
	$28,955	$24,575

(c) Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which was tied to a basket of currencies of China’s largest trading partners.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

	June 30, 2014	March 31, 2014
Financial assets denominated in U.S. Dollars	$17,145	$979
Financial assets denominated in Chinese RMB	$50,613	$57,358

As at June 30, 2014, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income by approximately $0.5 million.

As at June 30, 2014, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $0.2 million.

(d)Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interest at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of June 30, 2014.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2014 and for three months ended June 30, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer default is zero and aging of trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at June 30, 2014 is considered to be immaterial. There were no amounts in receivables which were past due at June 30, 2014 (at March 31, 2014 - $nil) for which no provision is recognized.

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at June 30, 2014, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $0.2 million.

18.	SEGMENTED INFORMATION

Operating segments are components of the Company whose separate financial information is available and that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operational segments are determined based on the Company’s management and internal reporting structure. In the prior year, the Company revised its operating segments presentation to reflect the disposals in the prior year and the oversight of its operations by the CODM. These figures have been restated to conform to the current year presentation. Operating segments are summarized as follow:

Operational Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
Mining
Henan Luoning	Henan Found and Henan Huawei	Ying, TLP, HPG and LM
Hunan	Yunxiang	BYP
Guangdong	Guangdong Found	GC
Other	SX Gold and 0875786 B.C. Ltd.	XHP
Administrative
Vancouver	Silvercorp Metals Inc., BVI and Barbados' holding companies	RZY
Beijing	Silvercorp Metals (China) Inc.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2014 and for three months ended June 30, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

(a) Segmented information for assets and liabilities are as follows:

June 30, 2014
	Mining				Administrative
	Henan						Total
Balance sheet items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver

Current assets	$42,179	$3,620	$3,801	$2,273	$704	$43,830	$96,407
Plant and equipment	44,443	6,325	40,443	8,409	1,499	322	101,441
Mineral rights and properties	134,248	7,572	110,176	21,882	-	217	274,095
Investment in an associate	-	-	-	-	-	3,712	3,712
Other investments	-	-	-	-	-	1,590	1,590
Long-term prepaids and deposits	1,148	123	2,131	195	-	9	3,606
Total assets	$222,018	$17,640	$156,551	$32,759	$2,203	$49,680	$480,851

Current liabilities	$25,146	$1,543	$4,992	$4,793	$180	$2,498	$39,152
Deferred income tax liabilities	16,581	588	211	-	-	-	17,380
Environmental rehabilitation	3,783	933	881	271	-	-	5,868
Total liabilities	$45,510	$3,064	$6,084	$5,064	$180	$2,498	$62,400

March 31, 2014
	Mining				Administrative
	Henan						Total
Balance sheet items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver

Current assets	$32,805	$3,062	$4,287	$2,195	$626	$46,102	$89,077
Plant and equipment	44,231	6,070	41,079	8,591	1,528	377	101,876
Mineral rights and properties	127,865	7,555	109,470	21,158	-	210	266,258
Investment in an associate	-	-	-	-	-	3,715	3,715
Other investments	-	-	-	-	-	2,393	2,393
Long-term prepaids and deposits	1,606	184	2,013	188	-	9	4,000
Total assets	$206,507	$16,871	$156,849	$32,132	$2,154	$52,806	$467,319

Current liabilities	$19,562	$1,725	$4,407	$4,161	$79	$2,468	$32,402
Deferred income tax liabilities	15,534	580	422	-	-	-	16,536
Environmental rehabilitation	3,753	925	873	268	-	-	5,819
Total liabilities	$38,849	$3,230	$5,702	$4,429	$79	$2,468	$54,757

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2014 and for three months ended June 30, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) Segmented information for operating results are as follows:

Three months ended June 30, 2014
	Mining				Administrative
	Henan						Total
Statement of operations:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Sales	$27,935	$2,681	$-	$-	$-	$-	$30,616
Cost of sales	(13,450)	(1,513)	-	-	-	-	(14,963)
Gross profit	14,485	1,168	-	-	-	-	15,653

Operating (expenses) income	(3,380)	(268)	(1)	20	(438)	(3,398)	(7,465)
Finance items	(201)	2	5	(2)	105	223	132
Income tax (expenses) recovery	(3,889)	(6)	211	-	(1)	-	(3,685)
Net income (loss)	$7,015	$896	$215	$18	$(334)	$(3,175)	$4,635

Attributable to:
Equity holders of the Company	5,281	625	249	98	(334)	(3,175)	2,744
Non-controlling interests	1,734	271	(34)	(80)	-	-	1,891
Net income (loss)	$7,015	$896	$215	$18	$(334)	$(3,175)	$4,635

Three months ended June 30, 2013
	Mining				Administrative
	Henan						Total
Statement of operations:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Sales	$37,013	$2,822	$-	$-	$-	$-	$39,835
Cost of sales	(20,192)	(2,290)	-	-	-	-	(22,482)
Gross profit	16,821	532	-	-	-	-	17,353

Operating (expenses) income	(3,825)	(472)	18	(480)	(357)	(2,648)	(7,764)
Finance items	767	(4)	8	(10)	57	77	895
Income tax expenses	(3,785)	(213)	-	(1)	(1)	-	(4,000)
Net income (loss)	$9,978	$(157)	$26	$(491)	$(301)	$(2,571)	$6,484

Attributable to:
Equity holders of the Company	7,851	(118)	25	(324)	(301)	(2,571)	4,562
Non-controlling interests	2,127	(39)	1	(167)	-	-	1,922
Net income (loss)	$9,978	$(157)	$26	$(491)	$(301)	$(2,571)	$6,484

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2014 and for three months ended June 30, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

(c) Sales by metal

The sales generated for the three months ended June 30, 2014 and 2013 comprise:

	Three Months Ended June 30, 2014
	Henan Luoning	Hunan	Total
Silver (Ag)	$17,778	$-	$17,778
Gold (Au)	741	2,681	3,422
Lead (Pb)	8,654	-	8,654
Zinc (Zn)	762	-	762
	$27,935	$2,681	$30,616

	Three Months Ended June 30, 2013
	Henan Luoning	Hunan	Total
Silver (Ag)	$24,091	$-	$24,091
Gold (Au)	1,283	2,669	3,952
Lead (Pb)	9,833	-	9,833
Zinc (Zn)	1,806	153	1,959
	$37,013	$2,822	$39,835

(d) Major customers

For the three months ended June 30, 2014, four major customers (for three months ended June 30, 2013 -three) accounted for 11% to 36%, (for three months ended June 30, 2013 - 12% to 37%) and collectively 79% (for three months ended June 30, 2013 - 71%) of the total sales of the Company.

19.	COMMITMENTS AND CONTINGENCIES

Commitments, not disclosed elsewhere in these condensed consolidated interim financial statements, are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$6,746	$699	$3,850	$2,197
Commitments	$6,418	$-	$-	$6,418

As of June 30, 2014, the Company has two office rental agreements totaling $6,746 for the next nine years and commitments of $6,418 related to the GC property.

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. As at June 30, 2014 and 2013, no contingent liabilities were accrued.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2014 and for three months ended June 30, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

20.	SUPPLEMENTARY CASH FLOW INFORMATION

	June 30, 2014	March 31, 2014
Cash on hand and at bank	$47,019	$25,048
Bank term deposits and GICs	21,794	35,566
Total cash and cash equivalents	$68,813	$60,614

	Three Months Ended June 30,
Net change in non-cash working capital	2014	2013
Trade and other receivables	$437	$61
Inventories	1,751	1,373
Prepaids and deposits	(878)	(1,242)
Accounts payable and accrued liabilities	784	7,039
Deposits received	761	(2,037)
Due to related parties	(6)	67
	$2,849	$5,261

Non-cash transactions:
Additions of plant and equipment included in accounts payable and accrued liabilities	$-	$4,062
Capital expenditures of mineral rights and properties included in accounts payable and accrued liabilities	$4,036	$8,149